UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Bazaarvoice, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

073271108
(CUSIP Number)

March 13, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.0% (8.24% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Capital Advisors LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.0% (8.24% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Capital Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.0% (8.24% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint GP, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.0% (8.24% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.0% (8.24% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John S. Clark II
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,633,585 shares (6,000,000 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.0% (8.24% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Bazaarvoice, Inc.
(b)	Address of Issuer’s Principal Executive Offices
3900 N. Capital Texas Highway, Suite 300 Austin, TX 78746

Item 2.

(a)	Name of Person Filing
Southpoint Master Fund, LP Southpoint Capital Advisors LP Southpoint Capital Advisors LLC Southpoint GP, LP Southpoint GP, LLC John S. Clark II
(b)	Address of Principal Business Office or, if none, Residence
623 Fifth Avenue, Suite 2601 New York, NY 10022
(c)	Citizenship

Southpoint Master Fund, LP - Cayman Islands
Southpoint Capital Advisors LP - Delaware
Southpoint Capital Advisors LLC - Delaware
Southpoint GP, LP - Delaware
Southpoint GP, LLC - Delaware
John S. Clark II - United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
073271108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of March 13, 2013, the Master Fund owned 3,633,585 shares of Common Stock, which is 5.0% of the Issuer’s outstanding Common Stock.  As of the Filing Date, the Master Fund owned 6,000,000 shares of Common Stock, which is 8.24% of the Issuer’s outstanding Common Stock.  The percentages herein are calculated based upon the 72,787,229 shares of Common Stock issued and outstanding as of February 28, 2013, as reported on the Issuer’s Form 10-Q filed with the SEC on March 14, 2013.

(a)	Amount Beneficially Owned***

Southpoint Master Fund, LP - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint Capital Advisors LP - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint Capital Advisors LLC - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint GP, LP - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint GP, LLC - 3,633,585 shares (6,000,000 shares as of the Filing Date)
John S. Clark II - 3,633,585 shares (6,000,000 shares as of the Filing Date)

(b)	Percent of Class

Southpoint Master Fund, LP - 5.0% (8.24% as of the Filing Date)
Southpoint Capital Advisors LP - 5.0% (8.24% as of the Filing Date)
Southpoint Capital Advisors LLC - 5.0% (8.24% as of the Filing Date)
Southpoint GP, LP - 5.0% (8.24% as of the Filing Date)
Southpoint GP, LLC - 5.0% (8.24% as of the Filing Date)
John S. Clark II - 5.0% (8.24% as of the Filing Date)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Southpoint Master Fund, LP - 0 shares
Southpoint Capital Advisors LP - 0 shares
Southpoint Capital Advisors LLC - 0 shares
Southpoint GP, LP - 0 shares
Southpoint GP, LLC - 0 shares
John S. Clark II - 0 shares

	(ii)	shared power to vote or to direct the vote

Southpoint Master Fund, LP - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint Capital Advisors LP - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint Capital Advisors LLC - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint GP, LP - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint GP, LLC - 3,633,585 shares (6,000,000 shares as of the Filing Date)
John S. Clark II - 3,633,585 shares (6,000,000 shares as of the Filing Date)

	(iii)	sole power to dispose or to direct the disposition of

Southpoint Master Fund, LP - 0 shares
Southpoint Capital Advisors LP - 0 shares
Southpoint Capital Advisors LLC - 0 shares
Southpoint GP, LP - 0 shares
Southpoint GP, LLC - 0 shares
John S. Clark II - 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Southpoint Master Fund, LP - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint Capital Advisors LP - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint Capital Advisors LLC - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint GP, LP - 3,633,585 shares (6,000,000 shares as of the Filing Date)
Southpoint GP, LLC - 3,633,585 shares (6,000,000 shares as of the Filing Date)
John S. Clark II - 3,633,585 shares (6,000,000 shares as of the Filing Date)

*** Shares reported herein are held by Southpoint Master Fund, LP for which Southpoint Capital Advisors LP serves as the investment manager and Southpoint GP, LP serves as the general partner.  Southpoint Capital Advisors LLC serves as the general partner of Southpoint Capital Advisors LP and Southpoint GP, LLC serves as the general partner of Southpoint GP, LP.  John S. Clark II serves as managing member of both Southpoint Capital Advisors LLC and Southpoint GP, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 25, 2013

SOUTHPOINT MASTER FUND, LP

By: Southpoint GP, LP, its General Partner
By: Southpoint GP, LLC, its General Partner

By: /s/ John S. Clark II
John S. Clark, Managing Member

SOUTHPOINT CAPITAL ADVISORS LP

By: Southpoint Capital Advisors, LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark, Managing Member

SOUTHPOINT CAPITAL ADVISORS LLC

By: /s/ John S. Clark II
John S. Clark, Managing Member

SOUTHPOINT GP, LP

By: Southpoint GP, LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark, Managing Member

SOUTHPOINT GP, LLC

By: /s/ John S. Clark II
John S. Clark, Managing Member

By: /s/ John S. Clark II
John S. Clark, Individually